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17017949

SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53406 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01.16 (MM/DD/YY) AND ENDING 12.31.16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capfi Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Tysons Blvd Suite 1500
(No. and Street)

Mclean (City) Va (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg 212.668.8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

ANB

# OATH OR AFFIRMATION

I, Mark Kimsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capfi Partners LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
EXP.
10-31-21
DISTRICT OF COLUMBIA


Signature

Managing Partner

Title

Notary Public

and sworn to before me, in my presence,

day of ______, ______

Hytovitz, Notary Public, D.C.

ber 31, 2021.

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Contents
As of and for the Year Ended December 31, 2016

**MICHAEL T. REMUS**
*Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-570-5526

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
**CapFi Partners LLC**

I have audited the accompanying statement of financial condition of CapFi Partners LLC as of December 31, 2016, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. CapFi Partners LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CapFi Partners LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), has been subjected to audit procedures performed in conjunction with the audit of CapFi Partners LLC's financial statements. The supplemental information is the responsibility of CapFi Partners's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 3, 2017

## Capfi Partners LLC

Statement of Financial Condition
Year Ended December 31, 2016

| ASSETS | |
|---|---|
| Cash | $ 50,617 |
| Accounts Receivable | 25,000 |
| Prepaid expenses | 30,779 |
| Fixed assets, net of accumulated depreciation of $8,940 | - |
| **TOTAL ASSETS** | $ 106,396 |
| **LIABILITIES AND MEMBER EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable | $ 20,817 |
| **TOTAL LIABILITIES** | 20,817 |
| **MEMBER EQUITY** | 85,579 |
| **TOTAL LIABILITIES AND MEMBER EQUITY** | $ 106,396 |

See accompanying notes

## Statement of Operations
Year Ended December 31, 2016

| | |
|---|---|
| **REVENUE:** | |
| Advisory fees | $ 442,360 |
| Private placement fees | 106,251 |
| Interest income | 26 |
| Total revenue | 548,637 |
| **OPERATING EXPENSES:** | |
| Guaranteed payments | 645,000 |
| Travel expense | 137,261 |
| Professional fees | 140,068 |
| Commission sharing expense | 95,626 |
| Occupancy | 31,503 |
| Meals and entertainment | 25,263 |
| Regulatory fees | 3,046 |
| Insurance expense | 1,351 |
| Office and other | 48,188 |
| Total expenses | 1,127,306 |
| **NET LOSS** | $ (578,669) |

See accompanying notes

## Capfi Partners, LLC

Statement of Changes in Member Equity
Year Ended December 31, 2016

| | |
|---|---|
| **MEMBER EQUITY, January 1, 2016** | $ 664,248 |
| Net loss | (578,669) |
| **MEMBER EQUITY, December 31, 2016** | $ 85,579 |

See accompanying notes

## Capfi Partners LLC

Statement of Cash Flows
Year Ended December 31, 2016

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net loss | $ (578,669) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Changes in operating assets and liabilities | |
| Increase in accounts receivable | (25,000) |
| Increase in prepaid expenses | (30,264) |
| Decrease in accounts payable and accrued expenses | (67,255) |
| Net cash used in operating activities | (701,188) |
| **CASH AT BEGINNING OF YEAR** | 751,805 |
| **CASH AT END OF YEAR** | $ 50,617 |

| | |
|---|---|
| **Supplemental Cash Flow Information** | |
| Cash paid for income taxes | $ 8 |
| Cash paid for interest | $ - |

See accompanying notes

Notes to Financial Statements
Year Ended December 31, 2016

**1. Organization and Nature of Business**

CapFi Partners, LLC (Formerly K&Z Partners, LLC) (the Company) is a Delaware limited liability company located in McLean, Virginia. The Company is a broker dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation - SIPC.

**2. Summary of Significant Accounting Policies**

(a) Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

( c) Statement of Cash Flows
For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation up to $250,000.

(d) Accounts Receivable
The company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. There is no allowance as of December 31, 2016.

(e) Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of the equipment. Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition
The Company recognizes revenue from advisory and retainer fees in the period received, generally when the assignment has been completed or as the advisory services are delivered.

Notes to Financial Statements
Year Ended December 31, 2016

(g) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2016. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2013.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2016.

### 3. Leases

The Company currently conducts its operations from facilities in McLean, Virginia. The lease agreement is dated February 5, 2016 and covers the period from February 15, 2016 through February 28, 2017.

Rental expense for the year ended December 31, 2016 under this agreement was $31,503.

### 4. Credit Risk and Concentrations

A significant amount of the Company's revenues are related to advisory fees earned as a private placement agent for various hedge funds and high net wort individuals. There is no assurance of future revenues from these funds or individuals as agreements can generally be terminated by either party upon 30 days written notice.

The Company maintains its cash balances in a single financial institutions in amounts which, at times, exceeds federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. At December 31, 2016 the Company had no uninsured balance.

Two of the Company's clients accounted for 100% of the Company's revenues in 2016.

The Company had $25,000 in accounts receivable at December 31, 2016. 100% of accounts receivable were related to revenues from one customer.

### 5. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2016 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

**6. Related Party Transactions**

The Company has a non-exclusive agreement with the Office of James V. Kimsey to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets, and does not provide legal or tax advice. The agreement can be terminated by either party upon 30 days written notice. The parties are related by family.

The Company's sole member also served as the Executor of the Estate of James V Kinsey and as a Trustee of the Estate of James V Kimsey Trust. The Estate of James V Kimsey Trust is an investment advisory client of the company.
The total amount of advisory fees earned during the year from the above was $442,360.

**7. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2016, the Company had net capital of $29,800 which was $24,800 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 69.86%.

**8. Fair Value**
Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

**9. Regulatory**

In 2015 FINRA conducted a standard firm review in which it requested certain document's concerning a former registered representative of the Company. Management has complied and satisfied the request. Management of the Company does not expect the final disposition and any consequent imposition of sanctions or fines, if any, against the Company to have a material effect on its ongoing operations. Further on February 8, 2017 FINRA issued a Letter of Acceptance, Waiver, and Consent ("AWC") for resolution of the charges against the Company.

No provision for any settlement has been included in these financial statements.

**10. Subsequent Events**
The Company has evaluated events and transactions that occurred between January 1, 2017 and February 3, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2016

| | | |
|---|---|---|
| **TOTAL MEMBER EQUITY QUALIFIED FOR NET CAPITAL** | $ | 85,579 |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Non-allowable assets: | | (55,779) |
| **NET CAPITAL** | $ | 29,800 |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable and accrued expenses | $ | 20,817 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 24,800 |
| Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required | $ | 23,800 |
| Percentage of aggregate indebtedness to net capital | | 69.86% |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

**CapFi Partners LLC**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2016

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by CapFi Partners LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

MICHAEL T. REMUS

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-570-5526

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
**CapFi Partners LLC**

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFi Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapFi Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) CapFi Partners LLC stated that CapFi Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CapFi Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapFi Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 3, 2017

**CapFi Partners LLC**

**Exemption Report pursuant to SEC Rule 17a-5**
**For the Year Ended December 31, 2016**

***CapFi Partners LLC Exemption Report***

CapFi Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2016, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

CapFI Partners LLC

I, Mark J Kimsey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Mark J Kimsey
Chief Executive Office

# Capfi Partners LLC

**Schedule of SIPC Assessment and Payments**

**For the Year Ended December 31, 2016**

# Capfi Partners LLC

**(A LIMITED LIABILITY COMPANY)**
**DECEMBER 31, 2016**

Table of Contents

MICHAEL T. REMUS
*Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-570-5526

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

CapFi Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by CapFi Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CapFi Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapFi Partners LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC General Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 3, 2017

**CAPFI PARTNERS LLC**
**SIPC General Assessment Reconciliation**
**December 31, 2016**

General Assessment Calculation

| | | |
|---|---|---|
| Total Revenue | $ | 548,636 |
| Revenue exempt from assessment | | 0 |
| | | 548,636 |
| Rate | | 0.0025 |
| General Assessment Due | | 1,372 |
| Less Payments: SIPC 6 | | (968) |
| Plus: Interest | | |
| Remaining Assessment Due | | 404 |
| Paid with SIPC 7 | | (404) |
| Balance Due | $ | (0) |

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Capfi Partners, LLC
1701 Pennsylvania Ave., NW, Suite 301
Washington, DC 20006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $1,372

B. Less payment made with SIPC-6 filed (exclude interest) (968)
7/29/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 404

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $404

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $404

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capfi Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10 day of January, 2017.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2016 and ending December 31, 2016
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $548,636

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $548,636

2e. General Assessment @ .0025 $1,372

(to page 1, line 2.A.)